**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

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# FORM 8-K

**CURRENT REPORT**

**PURSUANT TO SECTION 13 OR 15(d)**
**OF THE SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported): June 2, 2008

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# THE COLONIAL BANCGROUP, INC.

**(Exact name of registrant as specified in its charter)**

| **DELAWARE** | **1-13508** | **63-0661573** |
|:---:|:---:|:---:|
| (State or other jurisdiction of incorporation or organization) | (Commission File Number) | (I.R.S. Employer Identification No.) |

**100 Colonial Bank Blvd.**
**Montgomery, Alabama 36117**
**(Address of principal executive offices)**

**(334) 676-5000**
**(Registrant's telephone number)**

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Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 7.01 Regulation FD Disclosure.**

The Colonial BancGroup, Inc. is furnishing additional information for public dissemination and use by the Company's shareholders.

**Item 9.01 Financial Statements and Exhibits.**

| Exhibit No. | Exhibit |
| --- | --- |
| 99.1 | Capital and liquidity presentation. |

*This report includes "forward-looking statements" within the meaning of the federal securities laws. Words such as "believes," "estimates," "plans," "expects," "should," "may," "might," "outlook," "potential" and "anticipates," the negative of these terms and similar expressions, as they relate to The Colonial BancGroup, Inc. (BancGroup) (including its subsidiaries or its management), are intended to identify forward-looking statements. The forward-looking statements in this report are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by such statements. In addition to factors mentioned elsewhere in this report or previously disclosed in BancGroup's SEC reports (accessible on the SEC's website at www.sec.gov or on BancGroup's website at www.colonialbank.com), the following factors, among others, could cause actual results to differ materially from forward-looking statements, and future results could differ materially from historical performance. These factors are not exclusive:*

- *losses to our loan portfolio are greater than estimated or expected;*

- *an inability to raise additional capital on terms and conditions that are satisfactory;*

- *the impact of current economic conditions on our ability to borrow additional funds to meet our liquidity needs;*

- *economic conditions affecting real estate values and transactions in BancGroup's market and/or general economic conditions, either nationally or regionally, that are less favorable then expected;*

- *changes in the interest rate environment which expand or reduce margins or adversely affect critical estimates as applied and projected returns on investments;*

- *deposit attrition, customer loss, or revenue loss in the ordinary course of business;*

- *increases in competitive pressure in the banking industry and from non-banks;*

- *costs or difficulties related to the integration of the businesses of BancGroup and institutions it acquires are greater than expected;*

- *the inability of BancGroup to realize elements of its strategic plans for 2008 and beyond;*

- *natural disasters in BancGroup's primary market areas result in prolonged business disruption or materially impair the value of collateral securing loans;*

- *management's assumptions and estimates underlying critical accounting policies prove to be inadequate or materially incorrect or are not borne out by subsequent events;*

- *the impact of recent and future federal and state regulatory changes;*

- *current and future litigation, regulatory investigations, proceedings or inquiries;*

- *strategies to manage interest rate risk may yield results other than those anticipated;*

- *changes which may occur in the regulatory environment;*

- *a significant rate of inflation (deflation);*

- *acts of terrorism or war; and*

- *changes in the securities markets.*

*Many of these factors are beyond BancGroup's control. The reader is cautioned not to place undue reliance on any forward looking statements made by or on behalf of BancGroup. Any such statement speaks only as of the date the statement was made or as of such date that may be referenced within the statement. BancGroup does not undertake any obligation to update or revise any forward-looking statements.*

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE COLONIAL BANCGROUP, INC

By            /s/    T. BRENT HICKS
**T. Brent Hicks**<br>**Senior Vice President**<br>**and Chief Accounting Officer**

Date: June 2, 2008

4

Exhibit 99.1

# Colonial BancGroup

June 2008

# Forward Looking Statements



This presentation includes "forward-looking statements" within the meaning of the federal securities laws. Words such as "believes," "estimates," "plans," "expects," "should," "may," "might," "outlook," "potential" and "anticipates," the negative of these terms and similar expressions, as they relate to The Colonial BancGroup, Inc. (BancGroup) (including its subsidiaries or its management), are intended to identify forward-looking statements. The forward-looking statements in this presentation are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by such statements. In addition to factors mentioned elsewhere in this presentation or previously disclosed in BancGroup's SEC reports (accessible on the SEC's website at www.sec.gov or on BancGroup's website at www.colonialbank.com), the following factors, among others, could cause actual results to differ materially from forward-looking statements and future results could differ materially from historical performance. These factors are not exclusive:

- losses to our loan portfolio are greater than estimated or expected;
- an inability to raise additional capital on terms and conditions that are satisfactory;
- the impact of current economic conditions on our ability to borrow additional funds to meet our liquidity needs;
- economic conditions affecting real estate values and transactions in BancGroup's market and/or general economic conditions, either nationally or regionally, that are less favorable then expected;
- changes in the interest rate environment which expand or reduce margins or adversely affect critical estimates as applied and projected returns on investments;
- deposit attrition, customer loss, or revenue loss in the ordinary course of business;
- increases in competitive pressure in the banking industry and from non-banks;
- costs or difficulties related to the integration of the businesses of BancGroup and institutions it acquires are greater than expected;
- the inability of BancGroup to realize elements of its strategic plans for 2008 and beyond;
- natural disasters in BancGroup's primary market areas which result in prolonged business disruption or materially impair the value of collateral securing loans;
- management's assumptions and estimates underlying critical accounting policies prove to be inadequate or materially incorrect or are not borne out by subsequent events;
- the impact of recent and future federal and state regulatory changes;
- current or future litigation, regulatory investigations, proceedings or inquiries;
- strategies to manage interest rate risk may yield results other than those anticipated;
- changes which may occur in the regulatory environment;
- a significant rate of inflation (deflation);
- unanticipated litigation or claims;
- acts of terrorism or war; and
- changes in the securities markets.

Many of these factors are beyond BancGroup's control. The reader is cautioned not to place undue reliance on any forward looking statements made by or on behalf of BancGroup. Any such statement speaks only as of the date the statement was made or as of such date that may be referenced within the statement. BancGroup does not undertake any obligation to update or revise any forward-looking statements.



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# Equity Issuance Improved Capital to Peer Median Levels or Above
## Regulatory Capital Position as of 3/31/08



### Tier 1 Leverage Ratio



Peer Median = 7.30

### Total Risk Based Capital Ratio



Peer Median = 11.87

### Tier 1 Capital Ratio



Peer Median = 8.60

Source: SNL Financial

[1] 3/31/08 proforma with $350mm in common stock issuance, $333mm net        [2] As reported        Note: Some institutions have issued capital since 3/31/08, however the data is not readily available



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3

# Significant Capital Cushion



|  | Reported 1Q08 3/31/08 | Proforma after $333 million Capital Raise 3/31/08 | Capital in Excess of Well Capitalized Minimums (in 000's) | | Well Capitalized Ratios |
|---|---|---|---|---|---|
|  |  |  | After Tax | PreTax |  |
| **Tier 1 Leverage** | 6.10% | 7.35% | $   626,000 | $   948,000 | 5.00% |
| **Tier 1 Capital** | 8.05% | 9.70% | 746,000 | 1,131,000 | 6.00% |
| **Total Risk Based Capital** | 12.00% | 13.66% | 737,000 | 1,116,000 | 10.00% |

|  | $500 Million Change in Assets 100% Risk Weighted |
|---|---|
| **Tier 1 Leverage** | ± 0.14% |
| **Tier 1 Capital** | ± 0.25% |
| **Total Risk Based Capital** | ± 0.35% |



# Strong Liquidity Position



## 3/31/08 Funding Position
## Total $25 Billion



- Short Term Borrowings 5%
- CD's > $100k 15%
- Long Term Borrowings 17%
- Brokered Deposits 8%
- Core Deposits 55%

➤ **Available sources of funding are estimated to be $5.3 billion**

Sources include: Fed funds, FHLB availability, brokered deposits and available collateral

➤ **Retail franchise provides the most important source of funding**

- Deposits comprise 78% of total funding and funds 70% of total assets

➤ **Loan to Deposit Ratio of 83.5%**

➤ **No corporate debt maturities in 2008 – no rollover risk to institutional market**



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# Superior Liquidity Position Driven by Valuable Franchise



**3/31/08 Loan to Deposit Ratio[1]**



**Peer Median = 1.08**

FHN 1.35 · MTB 1.19 · WFC 1.16 · BBX 1.14 · ASBC 1.14 · FITB 1.13 · TSFG 1.09 · RF 1.08 · WB 1.08 · STI 1.06 · ZION 1.06 · SNV 1.06 · BBT 1.05 · TRMK 0.95 · WTNY 0.93 · BXS 0.92 · CNB 0.84

Source: SNL Financial
[1] Period end balances



CNB
LISTED
NYSE

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# Valuable Franchise – Not Factored Into Share Price



| | 3/31/08 Deposits (in 000's) | Median Deposit Premium for Acquisitions Since 1/1/07 [1] | Implied Value of Deposits (in 000's) |
|---|---|---|---|
| Alabama | $ 4,198,142 | 19.5 % | $ 819,000 |
| Florida | 10,962,668 | 22.8 | 2,499,000 |
| Texas | 758,171 | 18.6 | 141,000 |
| Nevada | 667,697 | 17.8 | 119,000 |
| Georgia | 743,497 | 22.2 | 165,000 |
| Branch Deposits | 17,330,175 | | 3,743,000 |
| Corporate Treasury/Other | 1,941,153 | - | - |
| | $ 19,271,328 | | $ 3,743,000 |

**Implied Value of Deposits - Per Share**              **$18.62**

[1] Source: SNL Financial



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# 2008 Summary



➢ **Colonial's capital is significantly above well-capitalized levels**

➢ **We believe our capital is more than adequate to weather the current credit cycle**

➢ **Raised capital proactively to ensure that the Company could withstand unexpected credit losses**
  - $300 million REIT Preferred Issued in May 2007
  - $250 million subordinated debt issued in March 2008
  - $350 million of common stock issued in April 2008

➢ **Liquidity is strong – low loan to deposit ratio**

➢ **No off-balance sheet items**

➢ **Significant insider buying of CNB**
  - Insiders bought over 3.7 million shares or approximately 2% of outstanding shares over the past 12 months



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